INSIGHTFUL SOLUTIONS, INC.

Stock Purchase Warrant Agreement

Name(s) of Warrant Owners(s) _________________________________________

Number of Warrants Owned:  Warrant A ____________     Warrant B _________

Warrant Terms:

Warrant A allows the above named owner(s) the right to acquire four (4) shares of the Company's common stock for each of Warrant A owned at the exercise price of the $1.00 per share. Warrant B allows the above named owner(s) the right to acquire three (3) shares of the Company's common stock for each Warrant B owned at the exercise price of $3.50 dollars per share. The Warrants cannot be exercised until the effective date of a registration statement to be filed with Securities Exchange Commission (SEC) for the purpose of registering the common stock and warrants. Warrant A will expire twelve months from said effective date, and Warrant B will expire 18 months from said date. The Warrants will remain effective during the exercise period, and the Company's Board of Directors has the right to extend expiration dates as long as the registration statement filed with the SEC is kept current. The Board of Directors as other rights involving the modification of the Warrants if it feels it is in the best interests of the Corporation and its shareholders.

The Company will have the right to call the Warrants upon thirty (30) days written notice to Warrant owners, and it will pay two cents ($.02) per Warrant for each Warrant not exercised. If called the Warrant owners will have the immediate right to exercise all or part of Warrants owned. Warrant A a cannot be called unless the bid price of the Company's common stock is two dollars ($2.00) or higher for a period of fifteen (15) consecutive trading days, and Warrant B cannot be called unless the bid price of the common stock is four dollars fifty cents ($4.50) or more for fifteen (15) consecutive trading days.

By order of the Board of Directors


/s/ George L. Kuczek, President